Identiv, Inc.

2201 Walnut Avenue, Suite 100

Fremont, California 94538

December 13, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0409

Attention:	Bernard Nolan
Barbara C. Jacobs

RE:	Identiv, Inc.

Registration Statement on Form S-3

File No. 333-228633

Filed November 30, 2018

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Identiv, Inc. (the “Company”) hereby requests that the effective date of the above-captioned registration statement on Form S-3 (the “Registration Statement”), be accelerated to 5:00 p.m., Eastern Time, on Monday, December 17, 2018, or as soon thereafter as may be practicable.

Very truly yours, Identiv, Inc.

By:	/s/ Sandra Wallach
Sandra Wallach Chief Financial Officer